UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 333-115220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Florida Community Bank
Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Florida Community Banks, Inc.
1400 North 1st Street
Immokalee, Florida  34142-2202

                FLORIDA COMMUNITY BANK
                 EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedules
December 31, 2006 and 2005

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes as of December 31, 2006	10
Schedule of Reportable Transactions	11

[Missing Graphic Reference]
Schauer Taylor, PC

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Florida Community Bank
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Florida Community Bank Employee Stock Ownership Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama
June 29, 2007
Schauer Taylor, PC

              Telephone - 205.822.3488

              Fax - 205.822.3541 or 205.822.0645

              Wats - 800.466.3488

              www.schauertaylor.com

        150 Olde Towne Road

        Birmingham, Alabama 35216

FLORIDA COMMUNITY BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
Assets

Investments at Fair Value
Cash and money market funds	$51,199	$68,361
Sponsor company common stock	6,071,402	3,421,392
Total Investments at Fair Value	6,122,601	3,489,753

Receivables
Employer's contribution receivable	—	441,130
Total Receivables	—	441,130

Total Assets and Net Assets Available for Benefits	$6,122,601	$3,930,883

        See notes to financial statements

FLORIDA COMMUNITY BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006 and 2005

	2006	2005
Additions To Net Assets Attributed To: Investment Income
Net realized and unrealized appreciation in fair value of investments	$1,733,943	$817,898
Interest	4,013	1,838
Dividends on common stock	75,427	49,085
Total Investment Income	1,813,383	868,821

Contributions
Employer contributions	556,981	510,130
Participant contributions	115,107	79,549
Total Contributions	672,088	589,679

Total Additions	2,485,471	1,458,500

Deductions From Net Assets Attributed To:
Plan benefit payments to participants	262,083	257,759
Interest expense	31,670	—
Total Deductions	293,753	257,759

Net Increase	2,191,718	1,200,741

Net Assets Available for Benefits - Beginning of Year	3,930,883	2,730,142

Net Assets Available for Benefits - End of Year	$6,122,601	$3,930,883

        See notes to financial statements

        FLORIDA COMMUNITY BANK

        EMPLOYEE STOCK OWNERSHIP PLAN

        NOTES TO FINANCIAL STATEMENTS

        December 31, 2006 and 2005

Note 1 -Summary of Significant Accounting Policies

Florida Community Banks, Inc. (the "Company"), through its Board of Directors, authorized the adoption of a Defined Contribution Employee Stock Ownership Plan ("ESOP") for the benefit of its employees on December 24, 2003. The ESOP provides for contributions of a portion of the Company net profits to a trust for the benefit of participating employees. The Company Board of Directors annually determines the amount of the contribution, which contribution shall be invested primarily in the capital stock of Florida Community Banks, Inc. Contributions are also subject to the percentage of earnings limitations imposed by the Internal Revenue Code of 1986, as amended. All full-time employees become eligible to participate in the ESOP when they have completed 12 months of service prior to the beginning of an ESOP year. An employee's rights under the ESOP vest 20% after three years of service and an additional 20% for each of the next four years of service, being fully vested after seven years of credited service. A year of service is defined as an ESOP year in which the employee has worked a minimum of 1,000 hours for the Company. The ESOP also contains a 401(K) option for participants, with certain incentive matching contribution provisions.

The contributions are allocated to each participant in the proportion that an employee's compensation bears to the compensation of all participants in the ESOP.

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative Expenses - The administrative expenses of the Plan may be paid out of the Trust Fund unless paid by the Company.

Valuation and Income Recognition - The Plan's investments are stated at fair value. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Internal Revenue Service (the "IRS") has informed the Plan, by a favorable determination letter dated May 6, 2005, that the Plan is acceptable under Section 401 of the Internal Revenue Code (the "IRS") for use by employers for the benefit of their employees.

        FLORIDA COMMUNITY BANK

        EMPLOYEE STOCK OWNERSHIP PLAN

        NOTES TO FINANCIAL STATEMENTS

        December 31, 2006 and 2005

Note 1 -Summary of Significant Accounting Policies - Continued

Related Party Transactions - Certain investments are shares of the Company's common stock and qualify as party-in-interest (see Note 4).

Non-participant Directed Investment - The majority of the Company's common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

Risks and Uncertainties - Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - Any employee is entitled to participate on the first day of the ESOP year following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions - Total contributions made by or on behalf of participants annually can not exceed the lesser of a) 100% of annual compensation, as defined in the Plan, or b) $42,000 adjusted annually. Participants individual contributions annually can be made up to 100% of annual compensation, as defined in the Plan, but not to exceed the amount allowed by the Internal Revenue Code. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into the investment option offered by the Plan. The Plan currently offers the Company common stock as the investment option for participants. Profit-sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

        FLORIDA COMMUNITY BANK

        EMPLOYEE STOCK OWNERSHIP PLAN

        NOTES TO FINANCIAL STATEMENTS

        December 31, 2006 and 2005

Note 2 - Description of the Plan - Continued

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 500 hours of employment (during a short plan year, the number of the hours of service required shall be proportionately reduced based on the number of full months in the short plan year), or retired, died, or became totally and permanently disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (60), death, or permanent disability or the 7th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 3	0%
3	20%
4	40%
5	60%
6	80%
7	100%

However, if a participant completes an hour of service in a Plan year beginning on and after January 1, 2003, then the vested percentage in the participants account attributable to matching contributions made to the Plan for Plan years beginning on and after January 1, 2003, is as follows and vesting is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

        FLORIDA COMMUNITY BANK

        EMPLOYEE STOCK OWNERSHIP PLAN

        NOTES TO FINANCIAL STATEMENTS

        December 31, 2006 and 2005

Note 2 - Description of the Plan - Continued

Benefit Payments - Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested benefits that do not exceed $5,000 will be distributed in a single lump-sum payment as soon as possible following the event that entitles the participant to a distribution. Vested benefits that exceed $5,000 require a participant's consent to the distribution under one of two methods: 1) a single lump-sum payment; or 2) installments over a period of not more than your assumed life expectancy or your and your beneficiaries assumed life expectancies. Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts– Forfeited accounts attributable to employer matching contributions will be used to reduce the employer contribution for the plan year in which such forfeitures occur. Forfeited accounts attributable to employer discretionary contributions will be reallocated to participants in the same manner as employer contributions. For the years ended December 31, 2006 and 2005, forfeitures totaled $51,014 and $35,116.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

Florida Community Banks, Inc. Common Stock

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.

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        FLORIDA COMMUNITY BANK

        EMPLOYEE STOCK OWNERSHIP PLAN

        NOTES TO FINANCIAL STATEMENTS

        December 31, 2006 and 2005

Note 3 - Investments

The following presents investments at December 31, 2006 and 2005 that represent 5% or more of the net assets of the Plan:

	2006	2005

Florida Community Banks, Inc. Common Stock, 180,428 shares and 119,462 shares, respectively	$6,071,402	$3,421,392

During 2006 and 2005, the investments by the Plan (including gains and losses on investments sold during the year, as well as held during the year) appreciated in value by $1,733,943 and $817,898, respectively, as follows:

	2006	2005

Common stock	$1,733,943	$817,898

Note 4 - Party-in-Interest Transaction

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the Plan, the employer and certain others. Accordingly, transactions conducted with Florida Community Banks, Inc. (the Company), which is the plan sponsor, qualify as party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held investments in the Company's common stock valued at $6,071,402 and $3,421,392, respectively. During 2006 and 2005, the Plan's investment in the Company's common stock had recognized appreciation of $1,733,943 and $817,898, respectively.

The Company issued a 1.2 for 1.0 common stock split in October 2006 resulting in an increase in the number of shares held by the plan by 29,770 shares.

The Plan incurred debt with a Company director during 2006 in the aggregate amount of $520,585. The debt was used in the purchase of 17,983 shares (21,580 split-adjusted), of the Company common stock at fair market value. The debt was paid in full on December 22, 2006.

        FLORIDA COMMUNITY BANK

        EMPLOYEE STOCK OWNERSHIP PLAN

        NOTES TO FINANCIAL STATEMENTS

        December 31, 2006 and 2005

Note 5 - Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of Florida Community Banks, Inc. of $6,071,402, approximating 99.2% of net assets at December 31, 2006, and $3,421,392, approximating 87.0% at December 31, 2005.

The investments in the common stock of Florida Community Banks, Inc. are exposed to market risk and potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk, and credit risk.

Due to the level of risk associated with the common stock of Florida Community Banks, Inc. and other investments of the Plan, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 6 - Plan Amendments

1.  Effective August 17, 2006, the Plan was amended to allow the Administrator to direct the Trustees to distribute (excluding amounts attributable to "safe harbor" company contributions) up to 100% of a participant's vested account balance in the event of hardship if certain conditions are met. This hardship distribution is not in addition to other participant benefits and will therefore reduce the value of benefits received by participants at normal retirement.

2.  Effective December 21, 2006, the Plan was amended to approve the Plan Trustees as:  Guy Harris - Chairman, Robert Mays, Michael Jordan and Jeff Bush.

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SUPPLEMENTAL SCHEDULES

FLORIDA COMMUNITY BANK
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)
Sponsor EIN 59-0153880, Plan Number 003

December 31, 2006

(a),(b) Identity of Issue and Asset Description	(c) Description	(d) Cost	(e) Current Value

Common Stock:

*Florida Community Banks, Inc. Common Stock	180,428 shares	$3,038,174	$6,071,402

*Florida Community Banks, Inc. Money Market-Escrow Funds		51,199	51,199

		$3,089,373	$6,122,601

*	Indicates a party-in-interest

FLORIDA COMMUNITY BANK
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS *

Form 5500, Schedule H, Item 4(j)
Sponsor EIN 59-0153880, Plan Number 003

Year Ended December 31, 2006

(a),(b) Identity of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost Of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)

Florida Community Banks, Inc. Common Stock	$968,310	$—	$968,310	$968,310	$—

*
The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Florida Community Bank
  Employee Stock Ownership Plan

Florida Community Banks, Inc., as Trustee

Date: June 29, 2007                                                                      By:             /s/  Michael Jordan
Michael Jordan
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Schauer Taylor, PC

32.1	Written Statement of Plan Administrator (Chief Executive Officer Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Written Statement of Senior Vice President and Chief Financial Officer of Florida Community Bank (Chief Financial Officer Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002